BANRO CORPORATION (the “Corporation”)

Special Meeting of Series A Preference Shareholders and Series B Preference Shareholders held on March 31, 2017

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matter voted upon and the outcome of the votes at the special meeting of the holders of Series A Preference Shares and Series B Preference Shares of the Corporation held on March 31, 2017 (the “Meeting”).

The following matter was put to a vote by ballot at the Meeting:

Brief Description of the Matter Voted Upon			Outcome of Vote	Percentage of Votes Cast

				For	Against
1.

Special resolution, the full text of which is set forth in Appendix B of the Management Information Circular of the Corporation dated February 27, 2017 (the “Circular”), approving an arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, which Arrangement is more particularly described in the Circular.

	•	Votes cast by holders of Series A Preference Shares and Series B Preference Shares voting as a single class	Carried	1,280,100 (100.00%)	0 (0.00%)
	•	Votes cast by holders of Series B Preference Shares	Carried	1,200,000 (100.00%)	0 (0.00%)